Exhibit (a)(5)(ii)

Enghouse Systems Commences Tender Offer for CTI Group (Holdings) Inc.

Markham, Ontario – November 4, 2015 – Enghouse Systems Limited (TSX:ESL) (“Enghouse”) today announced that its indirect wholly-owned subsidiary, New Acquisitions Corporation, has commenced its previously announced tender offer for all outstanding shares of common stock of CTI Group (Holdings) Inc. (“CTI”) (OTC: CTIG) at a price of US$0.61 per share in cash, for a total equity value of approximately US$22.5 million. The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of October 18, 2015 (the "Merger Agreement"), by and among Enghouse, New Acquisitions Corporation and CTI, which Enghouse and CTI announced on October 19, 2015.

The CTI board of directors has unanimously determined that the offer is fair to and in the best interests of CTI's stockholders and unanimously recommends that the CTI stockholders accept the offer and tender their shares.

The tender offer is scheduled to expire at 9:00 a.m., New York City time, on December 4, 2015 (such date, as it may be extended by New Acquisitions Corporation from time to time in accordance with the Merger Agreement, the "Expiration Time").

Certain stockholders, including all the directors of CTI, collectively owning approximately 74.6% of CTI’s outstanding common stock, have entered into tender and support agreements with Enghouse committing to tender all of their CTI shares in the tender offer.

Consummation of the tender offer is conditioned upon the satisfaction of certain conditions described in the Offer to Purchase. Shares tendered by a notice of guaranteed delivery but not actually delivered to the depositary for the tender offer, American Stock Transfer & Trust Company, LLC, prior to the Expiration Time, will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until shares underlying such notice of guaranteed delivery are delivered to the depositary or unless otherwise mutually agreed by New Acquisitions Corporation and CTI.

Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials, which were filed by Enghouse and New Acquisitions Corporation with the Securities and Exchange Commission (“SEC”) on November 4, 2015. In addition, CTI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Enghouse and New Acquisitions Corporation have filed with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and CTI will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders are urged to read both the Tender Offer Statement and Solicitation/Recommendation Statement carefully as they contain important information about the tender offer. Those documents, as well as Enghouse’s other public filings with the SEC, may be obtained without charge from the SEC's website at www.sec.gov. The offer to purchase and related materials may also be obtained for free by contacting D.F. King & Co., the information agent for the tender offer, toll-free at (866) 721-1618 or by e-mail at infoagent@dfking.com. Copies of CTI’s filings with the SEC may be obtained free of charge at the “Investor Information” section of CTI’s website at www.ctigroup.com.

About Enghouse Systems Limited

Enghouse Systems Limited is a leading global provider of enterprise software solutions serving a variety of vertical markets. Its strategy is to build a larger and more diverse enterprise software company through strategic acquisitions and managed growth within its business sectors: Contact Center, Networks (OSS/BSS) and Transportation/Public Safety. Enghouse shares are listed on the Toronto Stock Exchange (TSX:ESL). Further information about Enghouse is available at www.enghouse.com.

About CTI Group (Holdings) Inc.

CTI Group (Holdings) Inc. is an international provider of electronic invoice processing and management, enterprise communications management software and services solutions, and carrier class voice over internet protocol (VoIP) management applications. CTI’s Analysis, SmartRecord® and Proteus® product suites offer carriers a full array of cloud-based, real-time solutions for traffic analysis, post-billing call analysis, customer care and call recording. CTI’s products are used by some of the top service providers in North America and Europe, and play a trusted role in managing telephony costs at major corporations internationally. Headquartered in Indianapolis, CTI maintains overseas offices in London and Blackburn, UK. For more information, please visit www.ctigroup.com.

For further information please contact:

Sam Anidjar

VP, Corporate Development

Enghouse Systems Limited

(905) 946-3302

Fred Hanuschek

CEO

CTI Group (Holdings) Inc.

(317) 262-4666